UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File Number 000-03683

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Trustmark 401(k) Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TRUSTMARK CORPORATION

248 E. Capitol Street

Jackson, Mississippi 39201

TRUSTMARK 401(k) PLAN

Jackson, Mississippi

Audited Financial Statements

Years Ended December 31, 2014 and 2013

CONTENTS

Reports of Independent Registered Public Accounting Firms	1-3

Audited Financial Statements

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6 – 15

Supplemental Schedule

Schedule of Assets (Held at End of Year)	16

Signatures	17

Exhibit Index	18

Note:  Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to the Trustmark 401(k) Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Associates Benefits Committee
Trustmark 401(k) Plan
Jackson, Mississippi

We have audited the accompanying statement of net assets available for benefits of the Trustmark 401(k) Plan (the Plan) as of December 31, 2014 and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis of designing audit procedures that are appropriate in the circumstances, but not for expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2014, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of and for the year ended December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Respectfully submitted,

/s/ Hancock Askew & Co., LLP

Norcross, Georgia
June 25, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
Trustmark 401(k) Plan
Jackson, Mississippi

We have audited the accompanying statement of net assets available for benefits of the Trustmark 401(k) Plan (the "Plan") as of December 31, 2013, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Ridgeland, Mississippi
June 24, 2014

TRUSTMARK 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

	2014	2013
Investments, at fair value
Money market fund	$7,737,690	$6,927,276
Fixed income mutual funds	12,659,588	13,085,925
Collective investment fund	26,891,303	32,021,495
Common stock of Trustmark Corporation	34,713,546	36,708,667
Equity mutual funds	156,092,602	141,679,474
Total investments	238,094,729	230,422,837
Receivables
Employer contributions	458,431	409,417
Participant contributions	306,008	297,021
Total receivables	764,439	706,438
Net assets, including investments at fair value	238,859,168	231,129,275
Adjustment from fair value to contract value for interest in a collective trust relating to fully benefit-responsive investment contracts (Note 9)	(86,859)	(92,168)
Net assets available for benefits	$238,772,309	$231,037,107

See accompanying notes to financial statements.

TRUSTMARK 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2014 and 2013

	2014	2013
Contributions
Employer	$6,920,259	$6,547,635
Participant	9,670,574	9,174,982
Rollovers	1,802,280	4,089,851
Total contributions	18,393,113	19,812,468

Net investment income
Net (depreciation)/appreciation in fair value of investments	(6,848,000)	28,524,163
Interest and dividends	14,279,740	10,825,730
Net investment income	7,431,740	39,349,893
Benefits paid to participants	(18,089,651)	(16,178,335)
Net increase in net assets available for benefits	7,735,202	42,984,026

Net assets available for benefits
Beginning of year	231,037,107	188,053,081
End of year	$238,772,309	$231,037,107

See accompanying notes to financial statements.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2014 and 2013

NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description

The following description of the Trustmark 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established for the associates of Trustmark Corporation (the "Company") and certain other associated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974.

Eligibility

The Plan provides eligibility for participation in elective deferrals by qualified associates on the first day of the month after thirty days of employment.

Plan Administration

In prior years, Federated Retirement Plan Services (“FRPS”) has served as custodian of the Plan's assets.  During 2014, FRPS was acquired by Great-West Life and Annuity Company (“Great-West”).  As a result, Great-West became the custodian of the Plan’s assets effective October 1, 2014.  The Plan administrator and sponsor is Trustmark Corporation, parent company of Trustmark National Bank.  The Plan's trustee functions are handled by Trustmark National Bank.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participant Contributions

The Plan allows participants to make voluntary before-tax salary deferral contributions, through payroll deductions, to separately invested funds in accordance with Section 401(k) of the Internal Revenue Code ("IRC").  If certain requirements of IRC Section 401(k) are not met in Plan operation, the salary deferral agreements of participants may, on a nondiscriminatory and uniform basis, be amended or revoked to preserve the qualified status of the Plan. Voluntary after-tax contributions by participants are not allowed.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2014 and 2013

NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description (continued)

Participants may elect to contribute up to 75 percent of eligible compensation each period, subject to regulatory limitations.  Any excess contributions must be returned to the applicable participant by April 15 of the calendar year following the year of excess contributions.  The Plan allows for rollover contributions from individual retirement accounts, IRC Section 457(b) plans or other qualified plans.

Provisions of the Plan allow participants who were age 50 years or older by the end of the calendar year to make catch-up contributions to the Plan. Catch-up contributions represent associate compensation deferrals in excess of certain Plan limits and statutory limits, including Internal Revenue Service ("IRS") annual deferral limits.

Employer Contributions

Full-time and part-time associates are eligible to receive the safe harbor matching contribution following one year of service.  Eligible participant contributions are matched by the employer at a rate of 100 percent of the first 6 percent of covered compensation. The employer may also make discretionary contributions. No discretionary contributions were made for the years ended December 31, 2014 and 2013.

Investment Options

Participants may direct investments of their account balance among several investment options.

The Plan provides participants the opportunity to annually elect whether cash dividends paid on employer stock will be invested in shares of employer stock within the individual participant's account or be paid to the participant in cash.

Vesting

Participants are immediately vested in their voluntary contributions, employer safe harbor contributions made on their behalf and the investment earnings and losses thereon.

Payment of Benefits

On retirement, death, disability or termination of service, a participant may elect to receive a lump-sum distribution equal to the total of his or her account balance or in installments. In addition, hardship distributions are permitted if certain criteria are met.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2014 and 2013

NOTES TO FINANCIAL STATEMENTS

Note 1.  Plan Description (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  However, no such action may deprive any participant or beneficiary under the Plan of any vested benefit.

Note 2.  Significant Accounting Policies

Basis of Presentation

The Plan's financial statements are prepared using the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The statements of changes in net assets available for benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein.  Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

Investments are stated at fair value.  The fair value of mutual funds and other securities traded on a national securities exchange are valued at the closing quoted market price on the last business day of the year.  The Plan's interest in a collective investment fund (the Federated Capital Preservation Fund) is valued based upon information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2014 and 2013

NOTES TO FINANCIAL STATEMENTS

Note 2.  Significant Accounting Policies (continued)

Net (Depreciation)/Appreciation in Fair Value of Investments

Net (depreciation)/appreciation in fair value of investments, as recorded in the accompanying statements of changes in net assets available for benefits, includes changes in the fair value of investments acquired, sold or held during the year.

Administrative Fees

Administrative fees are paid by the Plan. All other fees, including professional fees, are paid by the Company.  Expenses that relate solely to a participant are assessed against such participant as provided in the Plan agreement.

Note 3.  Risks and Uncertainties

The Plan's investments include funds which invest in various types of investment securities and in various companies within various markets.  Investment securities are exposed to several risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2014 and 2013

NOTES TO FINANCIAL STATEMENTS

Note 4.  Investments

The fair value of individual investments that represent 5 percent or more of the Plan's net assets as of December 31, 2014 or 2013, are as follows:

	2014	2013
Common stock of Trustmark Corporation	$34,713,546	$36,708,667
Federated Capital Preservation Fund (collective investment fund)	26,891,303	32,021,495
Federated MDT Mid-Cap Growth Strategies Fund	15,337,529	14,083,531

During 2014 and 2013, the Plan's investments (including investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

	2014	2013
Change in investments at fair value as determined by quoted market price
Common stock of Trustmark Corporation	$(2,935,598)	$6,263,346
Mutual funds	(3,912,402)	22,260,817
Net (depreciation) appreciation in fair value of investments	$(6,848,000)	$28,524,163

Note 5.  Tax Status

The IRS has determined and informed the Company by a letter dated February 10, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter.  However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

The Plan had no uncertain tax positions as of December 31, 2014 and 2013.  If interest and penalties are incurred related to uncertain tax positions, such amounts are recognized in income tax expense.  Tax periods for all fiscal years after 2010 remain open to examination by the federal and taxing jurisdictions to which the Plan is subject.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2014 and 2013

NOTES TO FINANCIAL STATEMENTS

Note 6.  Related Parties

Certain Plan investments are invested in the common stock of the Company.  Investment transactions in employer securities qualify as exempt party-in-interest transactions.  For the years ended December 31, 2014 and 2013, dividends of $1,340,026 and $1,283,837, respectively, were received by the Plan from the Company.

Note 7.  Contingencies

The Company and its subsidiaries are parties to lawsuits and other claims that arise in the ordinary course of business. Some of the lawsuits assert claims related to various business activities and some of the lawsuits allege substantial claims for damages. The cases are being vigorously contested. In the regular course of business, management evaluates estimated losses or costs related to litigation, and provision is made for anticipated losses whenever management believes that such losses are probable and can be reasonably estimated. At the present time, management believes, based on the advice of legal counsel, that the final resolution of pending legal proceedings will not have a material impact on the Company or the Plan's financial statements.

Note 8.  Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosures ("ASC Topic 820"), establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

●	Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

●
Level 2 Inputs to the valuation methodology include:  quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2014 and 2013

NOTES TO FINANCIAL STATEMENTS

Note 8.  Fair Value Measurements (continued)

●	Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis.  There have been no changes in the methodologies used at December 31, 2014 and 2013.

Common stock of Trustmark Corporation (Level 1):  Valued at the closing price reported on the active market on which the individual securities are traded.

Money market fund and mutual funds (Level 1):  Valued at the net asset value ("NAV") of shares held by the Plan at year-end. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily NAV and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.

Collective investment fund (Level 2):  Valued based on the net asset values of such fund, after adjustment to reflect all fund investments at fair value as reported in the audited financial statements.  The fund seeks to provide stability of principal and high current income.  The fund invests primarily in stable value funds, specifically traditional, separate account, and synthetic guaranteed investment contracts (GICs).  The fair value of traditional GICs is determined based on the present value of the contract’s expected cash flows, discounted by current market interest rates for like-duration and like-quality investments.  The fair value of separate account and synthetic GICs is determined based on the fair value of the securities underlying each GIC.  There are no unfunded commitments.  The redemption frequency is daily.  Withdrawals needed for benefit payments and honoring employee-directed transfers are permitted daily.  Withdrawals for other purposes generally require 12 months’ advance written notice to the fund.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2014 and 2013

NOTES TO FINANCIAL STATEMENTS

Note 8.  Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2014 and 2013:

	Assets at Fair Values as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds
Index equity funds	$8,787,309	$-	$-	$8,787,309
Balanced equity funds	13,787,529	-	-	13,787,529
Growth equity funds	133,517,764	-	-	133,517,764
Fixed income funds	12,659,588	-	-	12,659,588
Money market fund	7,737,690	-	-	7,737,690
Total mutual funds	176,489,880	-	-	176,489,880

Common stocks
Trustmark Corporation	34,713,546	-	-	34,713,546
Collective investment fund	-	26,891,303	-	26,891,303
Total assets at fair value	$211,203,426	$26,891,303	$-	$238,094,729

	Assets at Fair Values as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds
Index equity funds	$7,729,669	$-	$-	$7,729,669
Balanced equity funds	11,597,330	-	-	11,597,330
Growth equity funds	122,352,475	-	-	122,352,475
Fixed income funds	13,085,925	-	-	13,085,925
Money market fund	6,927,276	-	-	6,927,276
Total mutual funds	161,692,675	-	-	161,692,675

Common stocks
Trustmark Corporation	36,708,667	-	-	36,708,667
Collective investment fund	-	32,021,495	-	32,021,495
Total assets at fair value	$198,401,342	$32,021,495	$-	$230,422,837

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2014 and 2013

NOTES TO FINANCIAL STATEMENTS

Note 9.  Collective Investment Fund

The Plan invests in a benefit-responsive collective investment fund with Federated Investors Trust Company ("Federated"), which invests in a money market mutual fund and GICs. The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.

Because the collective investment fund is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the GICs.  The collective investment fund is presented on the face of the statements of net assets available for benefits at fair value with an adjustment to contract value in arriving at net assets available for benefits.  Contract value, as reported to the Plan by Federated, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The fair value of the collective investment fund at December 31, 2014 and 2013, was $26,891,303 and $32,021,495.  The crediting interest rate of the associated GICs are based on a formula agreed upon by the issuer.  Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another Plan), (2) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.  The Plan administrator does not believe that any events which would limit the Plan's ability to transact at contract value with participants are probable of occurring.

Average yields:

	2014	2013
Ratio of year-end market value yield to investments	1.10%	1.21%
Ratio of year-end crediting rate to investments	1.14%	1.46%

TRUSTMARK 401(k) PLAN
Years Ended December 31, 2014 and 2013

NOTES TO FINANCIAL STATEMENTS

Note 10.  Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for Plan benefits per the financial statements to the corresponding amounts shown in the Plan's Form 5500 as of December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$238,772,309	$231,037,107
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	86,859	92,168
Net assets available for benefits per the Form 5500	$238,859,168	$231,129,275

The following is a reconciliation of investment income per the financial statements for the year ended December 31, 2014, to the corresponding amounts shown on the Plan's Form 5500:

Total investment income per the financial statements	$7,431,740
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(5,309)
Total investment income per the Form 5500	$7,426,431

Note 11.  Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements and has determined that no significant events occurred after December 31, 2014, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

SUPPLEMENTAL SCHEDULE

TRUSTMARK 401(k) PLAN
Plan Sponsor: Trustmark Corporation
Plan Sponsor: EIN 64-0471500
Plan Number: 002
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2014

	(b) Identity of Issue,	(c) Description of Investment, including
	Borrower, Lessor	Maturity Date, Rate of Interest,	Shares/Units		(e) Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Held	(d) Cost	Value
	Money market fund
	Federated	Prime Obligations Fund	7,737,690		$7,737,690

	Fixed income mutual funds
	American Funds	High Income Trust Fund	224,126		2,409,354
	Federated	Intermediate Corporate Bond Institutional Services Fund	82,041		779,391
	Federated	Mortgage Institutional Services Fund	91,510		889,480
	Federated	Total Return Bond Fund	214,741		2,370,738
	Federated	Total Return Bond Institutional Services Fund	375,465		4,145,140
	Federated	U. S. Government Securities Fund: 1-3 Years	197,465		2,065,485
		Total fixed income mutual funds			12,659,588

	Collective investment fund
**	Federated	Capital Preservation Fund	2,680,444		26,891,303

	Common stock fund
*	Trustmark Corporation	Common stock	1,414,569		34,713,546

	Equity mutual funds
	American Funds	Euro Pacific Growth Fund	38,541		1,782,951
	Davis	New York Venture Fund	78,583		2,895,002
	Federated	Equity Income Fund	446,095		10,643,826
	Federated	Kaufmann Fund	296,988		1,713,621
	Federated	Kaufmann Small-Cap Fund	58,081		1,424,001
	Federated	MDT Balanced Fund	199,789		3,290,527
	Federated	MDT Mid-Cap Growth Strategies Fund	352,263		15,337,529
	Federated	Mid-Cap Index Fund	321,879		8,787,309
	Federated	Strategic Value Dividend Fund	601,936		3,545,399
	Franklin	Balance Sheet Investment Fund	135,577		5,908,456
	Franklin	Mutual Global Discovery Fund	263,655		8,650,528
	Goldman Sachs	Satellite Strategies Institutional Fund	50,112		394,382
	Goldman Sachs	Small-Cap Value Institutional Fund	33,852		1,883,836
	Goldman Sachs	Structured Small-Cap Equity Fund	140,907		2,661,734
	Invesco	Growth & Income Fund	314,645		8,350,682
	JP Morgan	Mid-Cap Value Fund	200,899		7,326,791
	Nationwide	Investor Destinations Aggressive Services Fund	155,698		1,698,667
	Nationwide	Investor Destinations Conservative Services Fund	202,150		2,055,870
	Nationwide	Investor Destinations Moderate Services Fund	531,827		5,759,692
	Nationwide	Investor Destinations Moderately Aggressive Services Fund	288,873		3,232,486
	Nationwide	Investor Destinations Moderately Conservative Services Fund	220,333		2,287,058
	Neuberger	Neuberger Berman Genesis Assets Advantage Fund	276,847		7,643,753
	Oppenheimer	Global Fund	40,336		3,066,335
	Oppenheimer	International Growth Fund	30,110		1,062,273
	Oppenheimer	International Small Co Fund	137,557		4,462,342
	Oppenheimer	Main Street Small and Mid-Cap Fund	82,662		2,438,519
	T. Rowe Price	Growth Stock Fund	205,067		10,505,584
	T. Rowe Price	Retirement 2010 Advisor	19,006		335,650
	T. Rowe Price	Retirement 2015 Advisor	163,074		2,351,527
	T. Rowe Price	Retirement 2020 Advisor	194,826		4,011,462
	T. Rowe Price	Retirement 2025 Advisor	301,128		4,712,660
	T. Rowe Price	Retirement 2030 Advisor	151,340		3,459,632
	T. Rowe Price	Retirement 2035 Advisor	125,668		2,086,083
	T. Rowe Price	Retirement 2040 Advisor	57,263		1,360,011
	T. Rowe Price	Retirement 2045 Advisor	97,088		1,545,635
	T. Rowe Price	Retirement 2050 Advisor	65,312		869,297
	T. Rowe Price	Retirement 2055 Advisor	78,473		1,039,773
	T. Rowe Price	Retirement Income Advisor	4,591		68,131
	Templeton	Foreign Fund	379,633		2,646,042
	Vanguard	Small-Cap Index Fund	50,081		2,797,546
		Total equity mutual funds			156,092,602
		Total investments (held at end of year)			$238,094,729

*	Denotes party-in-interest based on the following relationship:
	Trustmark Corporation is the parent company of Trustmark National Bank.

**	Contract value totals $26,804,444.

(d)	Cost information is omitted due to transactions being participant or beneficiary directed under an individual account plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TRUSTMARK 401(k) PLAN
BY: TRUSTMARK CORPORATION, PLAN SPONSOR AND ADMINISTRATOR

BY:	/s/ Louis E. Greer
Louis E. Greer
Treasurer, Principal Financial Officer and Principal Accounting Officer

DATE:	June 25, 2015

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

23.1	Consent of Hancock Askew & Co., LLP
23.2	Consent of Horne, LLP

18